Filed by Spirit Airlines, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Spirit Airlines, Inc. SEC File No.: 001-35186 Date: May 5, 2022 This presentation to discuss the JetBlue proposal and Frontier transaction update was presented by management in conjunction with the Spirit Airlines, Inc. first quarter 2022 earnings conference call on May 5, 2022.

Rejected Proposal from JetBlue is Illusory and Not Superior May 5, 2022

Disclaimer 1 No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Important Additional Information Will be Filed with the SEC Frontier has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 in connection with the proposed transaction (which Registration Statement has not yet been declared effective), that included a preliminary Information Statement/Prospectus of Frontier and a preliminary Proxy Statement of Spirit. The Registration Statement is not complete and will be further amended. Frontier and Spirit also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/ INFORMATION STATEMENT/ PROSPECTUS/ PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED BY FRONTIER OR SPIRIT WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FRONTIER, SPIRIT, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by Frontier and Spirit through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the information statement and the proxy statement and other documents filed with the SEC by Frontier and Spirit on Frontier’s Investor Relations website at https://ir.flyfrontier.com and on Spirit’s Investor Relations website at https://ir.spirit.com. Participants in the Solicitation Frontier and Spirit, and certain of their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the Merger Agreement. Information regarding Frontier’s directors and executive officers is contained in Frontier’s definitive proxy statement, which was filed with the SEC on April 13, 2022. Information regarding Spirit’s directors and executive officers is contained in Spirit’s definitive proxy statement, which was filed with the SEC on March 30, 2022. Cautionary Statement Regarding Forward-Looking Information Certain statements in this communication, including statements concerning Frontier, Spirit, the proposed transactions and other matters, should be considered forward-looking within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Frontier’s and Spirit’s current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward-looking statements are and will be subject to many risks and uncertainties relating to Frontier’s and Spirit’s operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward looking statements. Words such as “expects,” “will,” “plans,” “intends,” “anticipates,” “indicates,” “remains,” “believes,” “estimates,” “forecast,” “guidance,” “outlook,” “goals,” “targets” and other similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed, or assured. All forward-looking statements in this communication are based upon information available to Frontier and Spirit on the date of this communication. Frontier and Spirit undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances, or otherwise, except as required by applicable law. Actual results could differ materially from these forward-looking statements due to numerous factors including, without limitation, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; failure to obtain applicable regulatory or Spirit stockholder approval in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure of the parties to consummate the transaction; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; demand for the combined company’s services; the growth, change and competitive landscape of the markets in which the combined company participates; expected seasonality trends; diversion of managements’ attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; risks related to investor and rating agency perceptions of each of the parties and their respective business, operations, financial condition and the industry in which they operate; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; that Frontier’s cash and cash equivalents balances, together with the availability under certain credit facilities made available to Frontier and certain of its subsidiaries under its existing credit agreements, will be sufficient to fund Frontier’s operations including capital expenditures over the next 12 months; Frontier’s expectation that based on the information presently known to management, the potential liability related to Frontier’s current litigation will not have a material adverse effect on its financial condition, cash flows or results of operations; that the COVID-19 pandemic will continue to impact the businesses of the companies; ongoing and increase in costs related to IT network security; and other risks and uncertainties set forth from time to time under the sections captioned “Risk Factors” in Frontier’s and Spirit’s reports and other documents filed with the SEC from time to time, including their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

JetBlue's Illusory Offer Is Not Superior

JetBlue's offer is not superior as Spirit believes it is unlikely to be approved by regulators who are already suing JetBlue over the anticompetitive Northeast Alliance ("NEA")

At its core, the JetBlue proposal represents a high-cost, high-fare airline buying a low-cost, low-fare airline with half the synergies coming from reduced capacity and increased fares

JetBlue has not protected Spirit's shareholders through their limited regulatory package and inadequate reverse termination fee given the significant closing risks

JetBlue's acquisition of Spirit would eliminate a key competitor and a vocal public opponent of JetBlue's anticompetitive NEA deal

JetBlue's claim about the so-called "JetBlue Effect" is based on economic modeling that Spirit believes has significant defects and overstates the impact of JetBlue on legacy carriers

The planned Spirit / Frontier merger continues to be the superior transaction for our shareholders

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Spirit Undertook a Rigorous Review of JetBlue Offer 3 • On March 29, almost 2 months after Spirit and Frontier announced an agreement to combine, Spirit received an unsolicited proposal from JetBlue; after an initial review, Spirit’s Board of Directors determined the proposal could reasonably be likely to lead to a “Superior Proposal”, entered an NDA with JetBlue and engaged in diligence discussions with JetBlue and its advisors • Spirit and its advisors subsequently undertook a thorough, careful review to evaluate JetBlue’s proposal, including the likelihood of obtaining regulatory clearance: ‒ Spirit’s antitrust counsel retained prominent economic consultants at Charles River Associates with extensive experience in airline merger analysis, as well as an experienced aviation economist to provide further input and analysis ‒ Extensive dialogue between antitrust counsels to Spirit and JetBlue over a four-week period; seven calls and video conferences and a comprehensive review of the data provided by JetBlue’s regulatory counsel and economic consultant in support of the so-called “JetBlue Effect” • At the conclusion of Spirit’s investigation, the Spirit’s Board determined that JetBlue’s original proposal represented an unsatisfactorily high degree of completion risk with inadequate protections for Spirit shareholders • In order to address the Spirit Board’s concerns, on April 25 Spirit proposed strengthened regulatory provisions designed to reduce completion risk; covenant requiring JetBlue to take any action required to obtain regulatory clearance, including abandoning the NEA at closing, and a substantial reverse termination fee intended to partially compensate Spirit if the transaction failed to win antitrust clearance • JetBlue responded on April 29, failing to address Spirit’s concerns, including an unwillingness to terminate the NEA, so Spirit Board determined JetBlue’s proposal is not reasonably capable of being consummated and therefore does not constitute a Superior Proposal Rigorous process undertaken to assess completion risk, which JetBlue failed to address

JetBlue Deal Unlikely to be Approved with NEA in Place

DOJ Opposition to the NEA

*"This extensive combination, which they call the "Northeast Alliance," will not only **eliminate important competition** in these cities, but will also **harm air travelers across the country** by significantly diminishing JetBlue's incentive to compete with American elsewhere"*

*"American Airlines' 'alliance' with JetBlue is, in fact, an **unprecedented maneuver to further consolidate the industry**. It would result in **higher fares, fewer choices, and lower quality service** if allowed to continue."*

*"This sweeping partnership is **unprecedented** among domestic airlines and amounts to a **de facto merger between American and JetBlue** in Boston and New York City. The **impact on consumers extends far beyond Massachusetts and New York**, as evidenced by the participation and our ongoing cooperation with Attorneys General from across the country"*

*"**The Northeast Alliance will cause hundreds of millions of dollars in harm to air passengers** across the country through higher fares and reduced choice. If allowed to proceed, the Northeast Alliance would eliminate important existing and future competition"*

We asked JetBlue to abandon the NEA if required to obtain approval for an acquisition of Spirit and it has refused to do so…it stretches credulity to believe a JetBlue acquisition would be approved by DOJ while it is suing to block the NEA

Source: DOJ Complaint and Press Release.

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At Its Core, The JetBlue Proposal Represents a High-Fare Carrier Trying to Buy a Low-Fare Carrier

2019 Passenger Yield[1]


(cents)
10.1¢
10.7¢
14.5¢
Frontier
Spirit
JetBlue

2019 Average Fare[2]


($)
$53
$55
$182
Frontier
Spirit
JetBlue

JetBlue has stated it will reduce capacity and raise fares on Spirit routes

Source: Company filings.

1. 2019 Passenger Revenue / Revenue Passenger Miles.
2. Spirit and Frontier based on 2019 fare revenue per passenger and JetBlue based on disclosed 2019 Average Fare.

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Spirit Continues to Be a Check on JetBlue’s Fares 6Source: DOT. Newark – San Juan Boston – San Juan $210 $182 4Q 2018 (Pre-Spirit) 4Q 2019 (Spirit Entry) ($) JetBlue’s Fares On Select Routes Pre and Post Spirit’s Entry $231 $208 4Q 2018 (Pre-Spirit) 4Q 2019 (Spirit Entry) ($) Richmond – Fort Lauderdale $147 $130 1Q 2017 (Pre-Spirit) 1Q 2018 (Spirit Entry) ($)

($1.2) $0.1 1 (25.0%) 2.6% 1 JetBlue Shareholders Don’t See Value in a Deal 7 Source: Capital IQ. 1. JETS is the U.S. Global Jets ETF. Over $1Bn of JetBlue Value Destruction Since Initial Offer for Spirit Made Public JetBlue Share Price Performance (%)(1) JetBlue Market Capitalization ($Bn) Spirit Rejects JetBlue Proposal Spirit Rejects JetBlue Proposal Since Offer Made PublicSince Offer Made Public JETS (1.2%) April 4 – 29th May 2nd April 4 – 29th May 2nd JetBlue has continued to pursue a disruption to the Spirit / Frontier combination despite clear concern from JetBlue shareholders

8 “ JetBlue sees this as a way to take out a budget airline competitor and one where the two compete extensively between Fort Lauderdale and Central and South America” – Analyst A “ A big surprise to us…greater regulatory hurdles for JBLU since it’s bigger with higher fares (i.e. JBLU/SAVE would eliminate a ULCC with lower fares)” – Analyst B “ We struggle with the idea given both airlines are concentrated on the East Coast with significant operations in Fort Lauderdale, and would suspect there will be heavy regulatory pushback” – Analyst C Consistent and vocal commentary from informed market participants: a JetBlue / Spirit combination faces substantial completion risk Analysts Agree JetBlue Faces Substantial Regulatory Risk… Source: Analyst Reports, Press Articles. “ The deal eliminates one of the lowest fare airlines in the US, which likely increases regulatory scrutiny” – Analyst D

9 …in Stark Contrast to General Support for Frontier / Spirit Merger “ The regulatory process doesn’t look challenging…for example, of 86 overlapping nonstop domestic markets, none will consolidate to solely the combined entity” – Analyst F “ This is a merger between two small airlines joining forces to drive greater competition, while the NEA is about JetBlue helping a large (big = bad) airline” – Analyst G “We think once combined, these two airlines can focus on adjusting their networks to give consumers a better schedule than either can alone” – Analyst E “ Little route overlap should lead to few regulatory issues…Other mergers have focused on network carriers with large hub exposures…not the case in this deal, and we anticipate few regulatory hurdles” – Analyst D Third parties agree: a Frontier / Spirit merger is expected to deliver far greater closing certainty. Combined, Frontier and Spirit will “drive greater competition” in the U.S. airline industry Source: Analyst Reports.

Frontier + Spirit = A Winning Formula 10 Consumers & Communities Team Members Shareholders • Improves career opportunities and stability • Fuels addition of 10,000 direct jobs by 2026 • Supports thousands of additional new jobs at business partners • Combines two highly complementary businesses to create the lowest cost U.S. airline • Unlocks $500 million in annual run-rate operating synergies • Opportunity for Spirit shareholders to participate in full pandemic recovery and upside from synergies • Delivers $1 billion in annual consumer savings • Expands access to more ultra-low fares for more people in more places • Creates a more effective ultra-low fare competitor, especially against the Big Four and JetBlue • Provides nationwide access to sustainable, affordable travel

No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Important Additional Information Will be Filed with the SEC Frontier has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 in connection with the proposed transaction, including a definitive Information Statement/Prospectus of Frontier and a definitive Proxy Statement of Spirit. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/ INFORMATION STATEMENT/ PROSPECTUS/ PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED BY FRONTIER OR SPIRIT WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FRONTIER, SPIRIT, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders are able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by Frontier and Spirit through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the information statement and the proxy statement and other documents filed with the SEC by Frontier and Spirit on Frontier’s Investor Relations website at https://ir.flyfrontier.com and on Spirit’s Investor Relations website at https://ir.spirit.com. Participants in the Solicitation Frontier and Spirit, and certain of their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the Merger Agreement. Information regarding Frontier’s directors and executive officers is contained in Frontier’s final prospectus filed with the SEC pursuant to Rule 424(b), which was filed with the SEC on April 2, 2021, and in Frontier’s Current Report on Form 8-K, dated July 16, 2021, as amended. Information regarding Spirit’s directors and executive officers is contained in Spirit’s definitive proxy statement, which was filed with the SEC on March 31, 2021.

Cautionary Statement Regarding Forward-Looking Information Certain statements in this communication, including statements concerning Frontier, Spirit, the proposed transactions and other matters, should be considered forward- looking within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Frontier’s and Spirit’s current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward-looking statements are and will be subject to many risks and uncertainties relating to Frontier’s and Spirit’s operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward looking statements. Words such as “expects,” “will,” “plans,” “intends,” “anticipates,” “indicates,” “remains,” “believes,” “estimates,” “forecast,” “guidance,” “outlook,” “goals,” “targets” and other similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed, or assured. All forward-looking statements in this communication are based upon information available to Frontier and Spirit on the date of this communication. Frontier and Spirit undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances, or otherwise, except as required by applicable law. Actual results could differ materially from these forward-looking statements due to numerous factors including, without limitation, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; failure to obtain applicable regulatory or Spirit stockholder approval in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure of the parties to consummate the transaction; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; demand for the combined company’s services; the growth, change and competitive landscape of the markets in which the combined company participates; expected seasonality trends; diversion of managements’ attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; risks related to investor and rating agency perceptions of each of the parties and their respective business, operations, financial condition and the industry in which they operate; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; that Frontier’s cash and cash equivalents balances, together with the availability under certain credit facilities made available to Frontier and certain of its subsidiaries under its existing credit agreements, will be sufficient to fund Frontier’s operations including capital expenditures over the next 12 months; Frontier’s expectation that based on the information presently known to management, the potential liability related to Frontier’s current litigation will not have a material adverse effect on its financial condition, cash flows or results of operations; that the COVID-19 pandemic will continue to impact the businesses of the companies; ongoing and increase in costs related to IT network security; and other risks and uncertainties set forth from time to time under the sections captioned “Risk Factors” in Frontier’s and Spirit’s reports and other documents filed with the SEC from time to time, including their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.